

 **thedavidmovieofficial** ...

 **thedavidmovieofficial** The Cave of Adullam
When we think about David, bravery comes to mind. He had to flee King Saul and venture into the desert. This is where he took sanctuary in the Cave of Adullam. Our team visited the cave and was awe struck by its size and beauty.

If you, too, have big challenges and are looking to follow your heart, leave your comment here and tell us how you have faced the "Goliaths" in your life?
Learn more about David at angel.com/david

The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until

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From: **WORLD Watch** no-reply@worldwatch.news
Subject: TEST I An Epic Story Deserves an Epic Movie!
Date: 16 November 2021 at 20:35
To: michael.jenkins@sunriseproductions.tv



 | TODAY'S NEWS DELIVERED IN TEN

Dear Top Story viewer, we're sending this sponsored email because we think it ma
but also because it helps pay for more of the reporting and analysis you value. We'r
your support, through your subscription and donations, but also by considering th
Angel Studios.



Hi,

We all know that animated films reach the broadest audiences with captivating content. The bi
Pixar and Dreamworks are master storytellers, but they aren't tapping into the most moving, in
stories available in the Bible.

So ... who wants to see a small studio take on a Goliath-sized story? <u>Click here</u> to learn more.



You now have the unique opportunity to express interest in helping make this film a reality. You
first to know when this offering launches, and can officially back this project.

The plan is for *David* to be distributed by Angel Studios, which has brought you shows like *The*
first multiseason show about the life of Jesus. *The Chosen* has generated more than $70 million
and just broke records at Fathom Events for their 2021 Christmas special.*

Click on the link below to express your interest in *David* today!

BACK THIS PROJECT

**Performance of other shows does not guarantee similar performance of this show. Investmen risk of a complete loss. This figure is revenue generated by The Chosen for Angel Studios.*

Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accep offer to buy the securities can be accepted and no part of the purchase price can be received ur offering statement is filed and only through an intermediary's platform; (3) a prospective purch indication of interest is non-binding.

 **The David Movie**
October 21 · 🌐

We love hearing your stories! Please share them with us.

Find someone in your life or community who acts like a David and submit your nominees for the "David Award"

Here's how...
1) Create a post on Facebook or Instagram
2) Tag us
Facebook:@TheDavidMovie
Instagram:@TheDavidMovieOfficial
3) Tag the person you want to nominate as your "David"
Include a short description/video explaining why they deserve this award and use the #davidawardnomination

Go to angel.com/David to learn more about David.



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 **thedavidmovieofficial**   ...

 **thedavidmovieofficial** David's courage is inspiring and motivates us to tell his story in an exciting and involving way.

Find out how you can join us at angel.com/david
Art by: John Burton | @johnburtonart

—

The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.

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SuNRiSe
PRO
ONS

thedavidmovieofficial ...

thedavidmovieofficial Jacqui is the Co-founder and Executive Producer of Sunrise Productions. Jacqui produced Africa's first animated feature film, The Legend of the Sky Kingdom. Over the last 21 years, together with her husband and producing partner Phil, they have grown Sunrise into an international animation studio with world class talent.

Jacqui has an expansive entrepreneurial approach to life and film-making, and has overseen and managed the build of Sunrise's brand new full service animation studio in Cape Town, South Africa.

Jacqui's vision is to create world-class family entertainment, and to have fun doing it!

Learn more about David at angel.com/david

The issuer is considering an offering of securities exempt from

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thedavidmovieofficial   ...

thedavidmovieofficial We are ecstatic with the response from this great community that we are building!

We reached the mark of 30K followers across all of our social media, and the number keeps growing. So we want to THANK YOU!

To celebrate this incredible milestone, we're calling all #TheDavidMovie fans, and we want you to send us your very own fan art.

Post on your profile until Monday, Nov/29th, and tag us on it so we can follow.
We'll be exhibiting our favorites on the next Livestream Nov/30th @12 MST, and yours could be one of them.

Look at this amazing fan art made by @basil.nevaeh. We absolutely love it!

Go to angel.com/david to learn more about the making of David

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